UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number
1-10000

WACHOVIA CORPORATION
(Exact name of registrant as specified in its charter)

     301 South College Street
Charlotte, North Carolina 28288-0013
Telephone: (704) 374-6565
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

See Appendix A.
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒	Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(2) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date:  See Appendix B.

                 Pursuant to the requirements of the Securities Exchange Act of 1934, Wells Fargo & Company (as successor by merger to Wachovia Corporation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                                                   Wells Fargo & Company, as successor to Wachovia Corporation

Date:  January 2, 2009              /s/ Robert L. Lee
                                                    Robert L. Lee, Assistant Secretary

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Appendix A

Common Stock, par value $3.33 1/3 per share

Depositary shares representing 1/40th interest in a share of Wachovia 8.00% Non-Cumulative Perpetual Class A Preferred Stock, Series J, no par value

7.50% Non-Cumulative Perpetual Convertible Class A Preferred Stock, Series L, no par value

Dividend Equalization Preferred Shares, no par value

Appendix B

Class of Security	Number of Holders
Common Stock, par value $3.33 1/3 per share	None
Depositary shares representing 1/40th interest in a share of Wachovia 8.00% Non-	None
Cumulative Perpetual Class A Preferred Stock, Series J, no par value
7.50% Non-Cumulative Perpetual Convertible Class A Preferred Stock, Series L, no par	None
value
Dividend Equalization Preferred Shares, no par value	None